Exhibit 1

Ratio of earnings to fixed charges

The table below shows the ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preference dividends:

	Year ended

Earnings (1)	31 Dec 2011	31 Dec 2010	31 Dec 2009	31 Dec 2008	(2)	31 Dec 2007	(2)
	£m	£m	£m	£m		£m
(Loss) profit before tax	(342)	(2,919)	1,042	760		3,999
Add: Share of losses / (profits) from joint ventures and associates	(31)	88	752	(4)		(10)
Add: Dividends received from joint ventures and associates	6	1	21	2		2
Add: Fixed charges	14,221	17,173	19,866	10,352		11,208

Earnings	13,854	14,343	21,681	11,110		15,199

Fixed charges

Interest expensed and capitalised (3)	14,097	17,034	19,730	10,277		11,138
Estimated interest included within rental expense (4)	124	139	136	75		70

Fixed charges	14,221	17,173	19,866	10,352		11,208

Preference dividends (5)	-	-	-	-		-

Combined fixed charges and preference dividends	14,221	17,173	19,866	10,352		11,208

Ratios
Ratio of earnings to fixed charges	N/A	N/A	1.09	1.07		1.36
Ratio of earnings to combined fixed charges and preference dividends	N/A	N/A	1.09	1.07		1.36

In the year ended 31 December 2011 earnings were inadequate to cover fixed charges by £367 million and to cover combined fixed charges and preference dividends by £367 million.

In the year ended 31 December 2010 earnings were inadequate to cover fixed charges by £2,830 million and to cover combined fixed charges and preference dividends by £2,830 million.

Notes

(1)

For the purposes of these ratios, earnings consist of profit before tax, less the unremitted income of joint ventures and associates plus fixed charges. Unremitted income is calculated as the share of profits / losses from joint ventures and associates less dividends received.

(2)

The profit before tax for 2008 and 2007 was restated in 2009 to show the impact of amendment to IFRS 2 Share-based Payment, which was adopted in the Group’s 2009 consolidated financial statements, as disclosed in note 1 on page F-11 of the Group’s 2010 Annual Report on Form 20-F.

(3)

Interest expensed and capitalised includes the amortisation of debt issuance costs, discounts and premiums and includes interest expense from the banking book included within “interest and similar expense” as well as interest expense from the trading book included within “other operating income”.

(4)

Fixed charges consist of total interest expensed and capitalised plus an estimate for the proportion of rental expenses deemed to represent interest cost. This has been estimated at 30% of rental expenses, as a reasonable approximation of the interest factor.

(5)

There are no preference shares accounted for as equity; all preference shares being accounted for as debt and therefore preference share dividends are already included within interest costs. As a result, the ratios calculated using fixed charges and combined fixed charges plus preference dividends are the same.